FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

Contact:	Dan Suesskind, Chief Financial Officer,	Teva Pharmaceutical Industries Ltd.	972-2-589-2840
	George Barrett, President and CEO,	Teva North America	(215) 591-3030
	Kevin Mannix/Liraz Kalif , Investor Relations,	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215)-591-8912

    FOR IMMEDIATE RELEASE

TEVA REPORTS RECORD SALES AND NET INCOME FOR THE FOURTH QUARTER AND FULL YEAR 2005

Forth Quarter 2005 Highlights
Net Income	$305 million, up 9%
Net Sales	$1.4 billion, up 6%
Copaxone® (in market) Sales	$323 million, up 24%
Cash flow from operations	$259 million
EPS	$0.45, up 10%

Jerusalem, Israel, February 28, 2006 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported financial results for the fourth quarter and full year ended December 31, 2005.

Net income for the fourth quarter of 2005 was $305 million or $0.45 per share, an increase of 9% and 10%, respectively, over the same period in 2004. For the full year of 2005, net income was $1,072 million or $1.59 per share.  On a standard U.S. GAAP basis, after taking into account certain charges in 2004 relating principally to the acquisition of Sicor, 2005 net income and net income per share increased 223% and 218%, respectively, over 2004.  Excluding such charges from 2004, 2005 net income and net income per share increased 11% and 12%, respectively, over the full year of 2004.  Teva believes that excluding the 2004 items represents a better indicator of the underlying trends in the Company`s operations.

Net Sales for the fourth quarter of 2005 increased 6% over the comparable quarter last year to $1,401 million. For the full year of 2005, net sales reached $5.3 billion, an increase of 9% over 2004.

Israel Makov, Teva's President and CEO, commented: "I am proud to report that 2005 - a challenging year for our industry - was an excellent year for Teva. In fact, it was a record-breaking year for us, not only financially, but strategically as well. We enhanced our leadership both in the global generics industry overall, and in many specific markets around the world. And our innovative product Copaxone® became the leading therapy for multiple sclerosis in the U.S."

Mr. Makov added, "Our acquisition of Ivax will allow us to achieve even more, both financially and strategically. And as our global teams work hard to integrate Ivax into the Teva family, we are becoming even more excited about the unique role we believe Teva can play in the transforming health-care industry."

North American pharmaceutical sales (including Copaxone®) accounted for 62% of the Company`s fourth quarter 2005 total pharmaceutical sales, reaching $776 million. A combination of higher Copaxone® sales and newly launched generic products, including Azithromycin and Fexofenadine, more than offset erosion of Teva's base business during the quarter. North America generic revenue quarter over quarter remained essentially flat.

Teva`s U.S. generic pipeline, including products acquired through the Ivax acquisition, is currently comprised of 160 product applications (including 38 tentative approvals) relating to products with total annual brand sales exceeding $94 billion. Of these product applications, 88 were submitted under Paragraph IV. Teva believes that 49 of these Paragraph IV filings, with total annual brand sales exceeding $37 billion, may be "first to file", thereby potentially providing Teva with periods of exclusivity.

Pharmaceutical sales in Europe accounted for 29% of the Company`s fourth quarter 2005 total pharmaceutical sales and increased 13% over the comparable quarter of 2004 to $360 million. This increase was primarily due to sales of products that were not sold in the comparable quarter, including Alendronate in the U.K. and The Netherlands, as well as some newly launched products in the U.K. such as Lansoprazole and Sertraline and higher Copaxone® sales.

Global in-market sales of Copaxone® reached $323 million in the fourth quarter, an increase of 24% over the comparable quarter of 2004.  For the full year of 2005, global in-market sales of Copaxone® reached $1,176 million, an increase of 26% over 2004.  U.S. in-market sales in the fourth quarter of 2005 increased 26% over the fourth quarter of 2004 to $220 million. For the full year of 2005, U.S. Copaxone® sales increased 25% to $782 million compared to 2004.  According to IMS data, Copaxone® continued to strengthen its position in the U.S. as market leader reaching an all-time record of 34.3% in TRx share and 35.2% in NRx share in December 2005.

For the fourth quarter of 2005, in-market sales of Copaxone® outside the U.S., mainly in Europe, increased by 19% over the comparable quarter of 2004, to $103 million. For the entire year, sales outside the U.S. increased by 27% to $394 million.

Azilect®- During the fourth quarter, Azilect® was introduced in Norway and Poland, raising to eight the number of EU countries in which the product is now available. In the U.S., Teva continues to work with the FDA to resolve the remaining issues regarding final marketing approval of Azilect® in the United States.

API sales, including internal sales to Teva's pharmaceutical businesses, in the fourth quarter totaled $295 million, an increase of 20% from the fourth quarter of 2004. Sales to third parties amounted to $141 million in the fourth quarter of 2005, an increase of 24% over the comparable quarter of 2004.

Teva's gross profit margin reached 48.3% for the fourth quarter of 2005 and 47.2% for the full year of 2005, as compared to 46.6% in the fourth quarter of 2004. The quarter to quarter variation reflects new product launches, higher Copaxone® sales and a different product mix.

Gross Research and Development (R&D) expenses for the fourth quarter reached $102 million or 7% of sales, and grew by 4% over the comparable quarter of 2004.

Net R&D expenses (after participations) represented 7% of net sales for the fourth quarter of 2005, and grew 6% over same period in 2004. The increases in R&D expenditures quarter over quarter primarily reflected increased innovative R&D activities.

Selling, General and Administrative (SG&A) expenses amounted to $218 million, representing 15.5% of net sales.

Teva's Financial Expenses during the fourth quarter amounted to approximately $10 million, compared to $17 million of financial income in the comparable quarter resulting primarily from hedging activities.

The tax rate provided for the full year 2005 was 18% compared with an annual estimated tax rate of 19.6 % provided three months ago. Most of the adjustments made in the fourth quarter for the annual tax rate actually resulted from the quarter's product and geographical mix. Thus, the tax rate provided in the fourth quarter was 13.7%.

Cash flow generated from operating activities for the fourth quarter of 2005 amounted to $259 million. Cash flow generated from operating activities for full year of 2005 amounted to $1,370 million compared to $1,249 million generated in the full year of 2004.

Shareholders' Equity at December 31, 2005 reached exceeded $6 billion, an increase of $475 million from September 30, 2005. This increase mainly reflects net income for the quarter and share issuances upon conversion of debentures, offset by dividends paid during the quarter.

Share Count - As of the fourth quarter of 2005, the share count for the fully diluted EPS calculation was 682 million shares. Going forward, for the purpose of calculation of Teva's market capitalization the share count is currently 753 million shares.

Dividend

The Board of Directors, at its meeting on February 27, 2006, declared a cash dividend for the fourth quarter of 2005 of NIS 0.34 (approx. $ 0.07 according to the rate of exchange on February 27, 2006) per ADR, an increase of 12% over the previous quarter. The record date will be March 8, 2006, and the payment date will be March 23, 2006. Tax will be withheld at a rate of 17%.

Conference Call

Teva will host a conference call to discuss the Company`s full year results on Tuesday, February 28, 2006 at 08:30 a.m. EST. The call will be webcast and can be accessed through the Company`s website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website. Alternatively, a replay of the call can be accessed until March 7, 2006, midnight (EST) by calling ++1-(877)-660-6853 in the U.S. or 1- (201)-612-7415 outside the U.S. The account number is: 3055, and the access code to access the replay is 191430.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Close to 90% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management.  Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.  Important factors that could cause or contribute to such differences include risks relating to Teva's ability to rapidly integrate Ivax Corporation's operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic products, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final court decision, including that relating to the generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax®, the effects of competition on Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

                                 Teva Pharmaceutical Industries Limited

Consolidated Statements of Income

(Unaudited, in millions, except earnings per ADR )

	October - December		January - December
	2005	2004	2005	2004
	U.S. Dollars

NET SALES	1,401.0	1,322.8	5,250.4	4,798.9
COST OF SALES	724.5	706.8	2,769.8	2,559.6
GROSS PROFIT	676.5	616.0	2,480.6	2,239.3
R&D EXPENSES	101.8	97.7	383.1	356.1
LESS PARTICIPATIONS & GRANTS	4.0	5.0	14.2	17.7
R&D EXPENSES - net	97.8	92.7	368.9	338.4
SG&A EXPENSES	217.5	187.9	798.8	696.5
	361.2	335.4	1,312.9	1,204.4
ACQUISITION OF R&D IN PROCESS				596.6
IMPAIRMENT OF PRODUCT RIGHTS				30.0
OPERATING INCOME	361.2	335.4	1,312.9	577.8
FINANCIAL INCOME (EXPENSES) - net	(9.8)	16.6	(4.3)	25.9
INCOME BEFORE TAXES	351.4	352.0	1,308.6	603.7
INCOME TAXES	48.1	70.5	236.2	267.2
	303.3	281.5	1,072.4	336.5
PROFIT (LOSS) OF ASSOCIATED COMPANIES	1.8	(1.6)	1.7	(1.2)
MINORITY INTERESTS	(0.2)	(1.1)	(1.8)	(3.5)
NET INCOME	304.9	278.8	1,072.3	331.8

EARNINGS PER ADR:
Basic ($)	0.49	0.45	1.73	0.54
Diluted ($)	0.45	0.41	1.59	0.50
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	620.8	625.8	618.4	612.7
Diluted	682.1	688.7	680.8	688.0

NORMALIZED NET INCOME:*	304.9	278.8	1,072.3	964.6
NORMALIZED EARNINGS PER ADR:*
Basic ($)	0.49	0.45	1.73	1.57
Diluted ($)	0.45	0.41	1.59	1.42
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	620.8	625.8	618.4	612.7
Diluted	682.1	688.7	680.8	688.0

*See reconciliation attached

                                 Teva Pharmaceutical Industries Limited

Reconciliation Between Reported and Normalized Net Income

(Unaudited, in millions, except earnings per ADR )

	October - December		January - December
	2005	2004	2005	2004
	U.S. Dollars

REPORTED NET INCOME	304.9	278.8	1,072.3	331.8
SICOR PURCHASE ACCOUNTING ADJUSTMENTS
IN-PROCESS R&D				583.6
ACQUIRED INVENTORY STEP - UP				13.9
IN-PROCESS R&D ACQUIRED - OTHER				13.0
IMPAIRMENT OF PRODUCT RIGHTS				30.0
TAX APPLICABLE				(7.7)
NORMALIZED NET INCOME	304.9	278.8	1,072.3	964.6

DILUTED EARNINGS PER ADR
REPORTED ($)	0.45	0.41	1.59	0.50
NORMALIZED ($)	0.45	0.41	1.59	1.42

                                 Teva Pharmaceutical Industries Limited

Balance Sheet Data

(Unaudited, in millions)

	December 31
	2005	2004
	U.S. Dollars
ASSETS

CURRENT ASSETS	5,505.3	4,201.5
INVESTMENTS & OTHER ASSETS	410.6	863.2
FIXED ASSETS - net	1,360.9	1,278.2
INTANGIBLE ASSETS - net	3,110.6	3,289.1
TOTAL ASSETS	10,387.4	9,632.0

LIABILITIES AND SHAREHOLDERS` EQUITY

CURRENT LIABILITIES	2,260.1	2,203.9
LONG-TERM LIABILITIES	2,077.0	2,028.3
MINORITY INTERESTS	8.0	10.9
SHAREHOLDERS` EQUITY	6,042.3	5,388.9
TOTAL LIABILITIES & SHAREHOLDERS` EQUITY	10,387.4	9,632.0

                                 Teva Pharmaceutical Industries Limited

Sales for the Quarter October - December 2005 (U.S. $ millions)

Sales by Geographical Areas

Sales For the Period	2005	2004	% Change	% of Total

North America	864.4	837.1	3.2%	61.7%
Europe	398.5	345.3	15.4%	28.5%
Rest of the World	138.1	140.4	(1.6)%	9.8%
Total	1,401.0	1,322.8	5.9%	100.0%

Sales by Business Segments

Sales For the Period	2005	2004	% Change	% of Total

Pharmaceutical	1,253.2	1,202.6	4.2%	89.4%
A.P.I.	141.3	113.9	24.1%	10.1%
Veterinary and Other	6.5	6.3	3.2%	0.5%
Total	1,401.0	1,322.8	5.9%	100.0%

Pharmaceutical Sales

Sales For the Period	2005	2004	% Change	% of Total

North America	775.7	768.7	0.9%	61.9%
Europe	359.8	318.8	12.9%	28.7%
Rest of the World	117.7	115.1	2.3%	9.4%
Total	1,253.2	1,202.6	4.2%	100.0%

                                 Teva Pharmaceutical Industries Limited

Sales for the Period January - December 2005 (U.S. $ millions)

Sales by Geographical Areas

Sales For the Period	2005	2004	% Change	% of Total

North America	3,145.9	3,059.0	2.8%	59.9%
Europe	1,529.4	1,244.9	22.9%	29.1%
Rest of the World	575.1	495.0	16.2%	11.0%
Total	5,250.4	4,798.9	9.4%	100.0%

Sales by Business Segments

Sales For the Period	2005	2004	% Change	% of Total

Pharmaceutical	4,702.7	4,275.6	10.0%	89.6%
A.P.I.	524.1	500.9	4.6%	10.0%
Veterinary and Other	23.6	22.4	5.4%	0.4%
Total	5,250.4	4,798.9	9.4%	100.0%

Pharmaceutical Sales

Sales For the Period	2005	2004	% Change	% of Total

North America	2,837.2	2,757.7	2.9%	60.3%
Europe	1,377.7	1,098.9	25.4%	29.3%
Rest of the World	487.8	419.0	16.4%	10.4%
Total	4,702.7	4,275.6	10.0%	100.0%

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

___________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: February 28, 2006